

Mail Stop 4561

March 29, 2017

Wajid Ali
Chief Financial Officer
Synaptics Incorporated
1251 McKay Drive
San Jose, California 95131

> **Re: Synaptics Incorporated**
> **Form 10-K for the Fiscal Year Ended June 25, 2016**
> **Filed August 26, 2016**
> **Form 10-Q for the Quarterly Period Ended December 24, 2016**
> **Filed January 31, 2017**
> **File No. 000-49602**

Dear Mr. Ali:

We have reviewed your March 16, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2017 letter.

Form 10-K for the Fiscal Year Ended June 25, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 40

1.   Please refer to our prior comment 1 and address the following:

- Revise your proposed disclosures to explain in greater detail how the tax transaction described in your response impacts your effective tax rate. For example, discuss how much of the impact from the transfer of platforms in 2015 was nonrecurring and provide quantification of the impact to the extent possible;

• Revise your proposed disclosures to remove the reference to ARB 51 and provide a brief discussion of the requirements that were not met; and

• You indicate that the transaction moved income from one foreign jurisdiction to another. Please identify the taxing jurisdictions involved and their respective statutory rates.

Form 10-Q for Quarterly Period Ended December 31, 2016

Gross Margin, page 22

2. Please refer to our prior comment 3. Please confirm that you intend to provide the more specific information regarding your expectations that TDDI and fingerprint products will return to the corporate average in your future filings. Also, if in the future your product lines do not deliver gross margins in-line with corporate averages, please confirm that you will address the differences in product group gross margins within management's discussion and analysis.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Rebekah Lindsey, Staff Accountant, at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services